Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 29, 2024, with respect to the statement of financial condition of United States Commodity Index Funds Trust (the “Trust”), consisting of the United States Commodity Index Fund and United States Copper Index Fund, each a Series of the Trust, in total and for each Series including the schedules of investments, as of December 31, 2023, and the related statements of operations, changes in capital, and cash flows for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2023, incorporated herein by reference.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

February 29, 2024